United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

– 1 – 8. Selected financial indicators 9. US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Net operating revenues 10,420 9,553 9% 8,804 18% 27,343 27,932 -2% 10. Total costs and expenses (ex-Brumadinho and dams decharacterization) 1 (7,229) (6,896) 5% (6,630) 9% (19,829) (19,916) 0% Expenses related to Brumadinho and dams decharacterization (30) (126) -76% (38) -21% (165) (166) -1% 11. Adjusted EBIT 3,608 2,867 26% 2,606 38% 8,625 8,791 -2% 12. Adjusted EBITDA 4,369 3,615 21% 3,386 29% 10,870 11,046 -2% 13. Proforma EBITDA2 3 4,399 3,773 17% 3,424 28% 11,035 11,273 -2% 14. Proforma EBITDA margin (%) 42% 39% 3 p.p. 39% 3 p.p. 40% 40% 0 p.p. 5. Free cash flow 2,568 587 337% 1,008 155% 4,080 5,610 -27% 6. Recurring free cash flow 1,562 512 205% 1,008 55% 3,074 2,954 4% 7. Attributable net income 2,685 2,412 11% 2,117 27% 6,196 6,860 -10% 3. Proforma net income attributable to Vale’s shareholders 2,744 1,538 78% 2,117 30% 6,332 5,230 21% 4. Net debt⁴ 12,452 9,536 31% 12,149 2% 12,452 9,536 31% 2. Expanded net debt 16,640 16,472 1% 17,448 -5% 16,640 16,472 1% 1. Capital expenditures 1,250 1,398 -11% 1,053 19% 3,477 4,121 -16% 1 Includes adjustment of US$ 155 million in 3Q25, US$ 168 million in 2Q25, US$ 490 million in 9M25, US$ 94 million in 3Q24 and US$ 243 million in 9M24 to reflect the streaming transactions performance at market price. 2 Excluding expenses related to Brumadinho and non-recurring items. 3 Including the EBITDA from associates and JVs. Historical figures were restated. 4 Including leases (IFRS 16). Results Highlights • Robust sales performance across all business segments. Iron ore, copper and nickel sales increased by 5% (+4 Mt), 20% (+15 kt) and 6% (+2 kt) y/y, respectively, supported by solid operational performance. • The average realized iron ore fines price was US$ 94.4/t, 11% higher q/q and 4% higher y/y, outperforming the broader increase in iron ore reference price. This performance reflects quality premiums improvements driven by the product portfolio strategy. • All-in costs for iron ore declined 4% y/y to US$ 52.9/t, driven by enhanced quality premiums and reduced freight costs. • Iron ore fines’ C1 cash cost, excluding third-party purchases, remained largely flat y/y and on track to meet the 2025 guidance, reaching US$ 20.7/t in the quarter. • Copper all-in costs were down 65% y/y (to US$ 994/t), while nickel all-in costs declined 32% y/y (to US$ 12,347/t). These improvements were driven by operational efficiencies, increased production and higher by-products revenues. • Copper all-in cost guidance for 2025 further revised down to US$ 1,000-1,500/t (from US$ 1,500-2,000/t), driven by higher gold prices. Nickel all-in cost guidance for 2025 revised down to US$ 13,000-14,000/t, (from US$ 14,000-15,500/t), driven by solid operational performance and strong metals price, benefitting polymetallic assets. • Proforma EBITDA totaled US$ 4.4 billion, up 17% y/y and 28% q/q, driven by higher volumes, cost efficiencies, and higher iron ore, copper and by-products prices. • Capital expenditures of US$ 1.3 billion were US$ 0.1 billion lower y/y, on track to meet the guidance of US$ 5.4-5.7 billion set for 2025. • Recurring Free Cash Flow generation was US$ 1.6 billion, US$ 1.0 billion higher y/y, primarily reflecting stronger EBITDA. • Expanded net debt of US$ 16.6 billion at quarter-end, US$ 0.8 billion lower q/q, driven by robust FCF generation. Rio de Janeiro, October 30th, 2025 Vale’s performance in 3Q25 “We delivered another strong quarter, marked by solid operational performance, continued progress on our strategic agenda and commitment to safety. Iron ore production reached its highest quarterly level since 2018 and copper had its best Q3 result since 2019, while we continued to improve our cost competitiveness on nickel. All of these reflect the operational consistency and relentless dedication of our teams. We advanced key growth projects under the New Carajás program and successfully started up the 2nd furnace at Onça Puma, unlocking growth and reinforcing our long-term value creation strategy. Our flexible iron ore portfolio, supported by an extended value chain, once again proved essential in enhancing our competitiveness and resilience across market cycles. Safety remains our priority, and we are very happy to have achieved an important milestone by having no dams classified at emergency level 3 - a fundamental step in our journey to become a trusted partner to society. These results strengthen my confidence in Vale’s future and in the value we are creating for all stakeholders.", commented Gustavo Pimenta, CEO – 2 – Business Highlights Iron Ore Solutions • Successful execution of the portfolio strategy, with a US$ 2/t improvement in iron ore fines premiums q/q, supported by the increase in blended and concentrated products. In the quarter, Vale also officially launched its mid-grade Carajás product, which provides greater operational flexibility and optimization of the mining plan. The company remains focused on maximizing value through an optimized product portfolio enabled by its supply chain flexibility. Energy Transition Metals • Onça Puma 2nd furnace successfully started operations in September. Delivered on schedule and 13% below budget (US$ 480 million final CAPEX), the project adds 15 ktpy of nickel capacity, increasing the site's nameplate capacity to 40 ktpy. Recent developments • New Carajás Program continues to advance with (i) the operating license obtained for mine-related activities at the Serra Sul +20 Mtpy iron ore project, (ii) the operating license obtained for the Serra Leste expansion to 10 Mtpy of iron ore production, and (iii) progress on access works for the Bacaba copper project, which obtained its preliminary license in June and is awaiting installation license. • Aliança Energia JV was completed in September after regulatory approvals. Following the completion, Vale received US$ 1 billion in proceeds and now holds a 30% stake in the JV, with GIP holding 70%. The transaction ensures Vale's continued access to renewable power at competitive costs, supporting its 100% renewable energy matrix in Brazil. • Vale launched an optional offer to acquire up to all participative debentures in October. The initiative aims to optimize the company’s capital structure and reinforce its capital allocation strategy through proactive liability management. ESG Tailing Dams • Forquilha III dam had its emergency level reduced from 3 to 2, following the approval by the Brazilian National Mining Agency (ANM). With this milestone, Vale no longer has any dams classified at emergency level 3. The structure, part of the Upstream Dam Decharacterization Program, will begin decharacterization works in 2026. • Doutor and Dicão Leste dams had their emergency levels removed, following the approval by ANM. Both structures received a positive Declaration of Stability Condition (DCE), confirming their structural safety. Since 2022, 21 dams have been removed from emergency level status. • Grupo dam, at the Fábrica mine in Minas Gerais, was fully eliminated, marking 60% completion of the Upstream Dam Decharacterization Program, with 18 structures eliminated since 2019. • Vale successfully implemented the Global Industry Standard on Tailings Management (GISTM) at all tailings dams, as part of its ongoing commitment to the ICMM and its stakeholders. This significant achievement underscores the company’s dedication to safeguarding people and communities, reflecting its disciplined approach to applying the best dam management practices. Reparation Brumadinho • The execution of the Brumadinho Integral Reparation Agreement continues to progress, with approximately 79% of the agreed-upon commitments completed by 3Q25 and in accordance with the deadlines outlined in the settlement. Mariana • The Samarco reparation program continues to advance, with R$ 70 billion disbursed as of September 30, 2025. Progress under the definitive compensation program (PID) remains strong, with over 327 thousand individuals formally enrolled and more than 291 thousand agreements signed until mid-October, showing steady advancement in resolving the underlying claims. Financial Results – 3 – Financials US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Proforma EBITDA Net operating revenues 10,420 9,553 9% 8,804 18% 27,343 27,932 -2% COGS (6,632) (6,281) 6% (6,085) 9% (18,168) (17,997) 1% SG&A (158) (139) 14% (131) 21% (434) (416) 4% Research and development (151) (192) -21% (159) -5% (433) (537) -19% Pre-operating and stoppage expenses (50) (89) -44% (71) -30% (211) (272) -22% Brumadinho & decharacterization of dams¹ (30) (126) -76% (38) -21% (165) (166) -1% Non-recurring expenses – (32) n.a. – – – (61) n.a. Other operational expenses (excluding non-recurring expenses)² (238) (163) 46% (184) 29% (583) (633) -8% Streaming adjustment² 155 94 65% 168 -8% 490 243 102% EBITDA from associates and JV's 292 242 21% 302 -3% 786 698 13% Adjusted EBIT 3,608 2,867 26% 2,606 38% 8,625 8,791 -2% Depreciation, amortization & depletion 761 748 2% 780 -2% 2,245 2,255 0% Adjusted EBITDA 4,369 3,615 21% 3,386 29% 10,870 11,046 -2% Proforma EBITDA³ ⁴ 4,399 3,773 17% 3,424 28% 11,035 11,273 -2 % Reconciliation of Proforma EBITDA to Net Income Proforma EBITDA³ ⁴ 4,399 3,773 17% 3,424 28% 11,035 11,273 -2 % Brumadinho & decharacterization of dams¹ and non-recurring items (30) (158) -81% (38) -21% (165) (227) -27% Impairment and gains (losses) on disposal of non-current assets, net² (370) 1,144 n.a. (132) 180% (755) 2,148 n.a. Streaming adjustment² (155) (94) 65% (168) -8% (490) (243) 102% EBITDA from associates and JV's (292) (242) 21% (302) -3% (786) (698) 13% Equity results on associates and JV's and other results 160 (574) n.a. (68) n.a. 151 (338) n.a. Financial results (339) (374) -9% 167 n.a. 13 (2,063) n.a. Income taxes 83 (336) n.a. 32 159% (532) (750) -29% Depreciation, depletion & amortization (761) (748) 2% (780) -2% (2,245) (2,255) 0% Net income 2,695 2,391 13% 2,135 26% 6,226 6,847 -9 % Net income attributable to noncontrolling interests 10 (21) n.a. 18 -44% 30 (13) n.a. Net income attributable to Vale's shareholders 2,685 2,412 11% 2,117 27% 6,196 6,860 -10 % Non-recurring items⁵ 59 (874) n.a. – n.a. 136 (1,630) n.a. Proforma net income attributable to Vale’s shareholders 2,744 1,538 78% 2,117 30% 6,332 5,230 21% 1 Find more information about expenses in Annex 4: Brumadinho & Decharacterization. 2 Starting in 3Q25, streaming transactions at market prices, previously reported under Other operational expenses (excluding non-recurring expenses) and Impairment and gains (losses) on disposal of non-current assets, net, will be disclosed separately as Streaming adjustment. Prior periods were restated. Streaming adjustment will remain in place until the proceeds from streaming transactions are fully recognized in the Adjusted EBITDA of the business. Based on current projections for volumes and commodity prices, it will be fully realized by 2027. 3 Excluding expenses related to Brumadinho and non-recurring items. 4 Starting 4Q24 it excludes non-recurring items. Previous periods were restated. 5 Includes impairments, non-recurring expenses and income taxes adjustments. Financial Results – 4 – EBITDA Proforma EBITDA was US$ 4.4 billion in 3Q25, 17% higher y/y, supported by (i) stronger iron ore fines price realization and higher by-product prices, (ii) increased sales volumes of iron ore fines and copper, and (iii) lower costs and expenses, primarily driven by reduced iron ore freight costs and improved nickel feed availability from Voisey's Bay at lower costs. Proforma EBITDA 3Q25 vs. 3Q24 - US$ million 1 Excluding Brumadinho expenses. 3Q24 Proforma EBITDA was restated excluding one-off events (US$ +32 million). 2 Including EBITDA from Associates and JVs, FX effect and others. Net Income Proforma net income reached US$ 2.7 billion in 3Q25, 78% higher y/y, mainly reflecting the increase in Proforma EBITDA, as well as the impact of the Samarco provision recorded in 3Q24, included in Associates & JVs. Net income attributable to Vale’s shareholders also totaled US$ 2.7 billion, 11% higher y/y, also reflecting higher Proforma EBITDA in the period and non-recurring items in 3Q24. Proforma net income 3Q25 vs. 3Q24 – US$ million 1 Including variations of (i) US$ 734 million equity results, impacted in 3Q24 by US$ 956 million of the Samarco provision adjustment, and (ii) US$ -50 million in EBITDA from associates and JVs. 2 Excluding US$ 348 million in taxes impacted by non-recurring items. 3 Excluding US$ 1.3 billion related to Impairment and results on disposal of non-recurring assets in 3Q24. ⁴ Including variations of (i) US$ -61 million in Streaming adjustment, (ii) US$ -31 million in Net income attributable to non-controlling interests, (iii) US$ -13 million in depreciation, depletion & amortization, and (iv) US$ 31 million in Financial results. Proforma EBITDA – Reporting practice To enhance transparency and comparability, Vale reports Proforma EBITDA - a metric that provides a clearer view of operational performance across periods. It comprises: (i) Adjusted EBITDA as defined in note 4 to Vale’s Interim Financial Statements, which is a required disclosure under IFRS 8 – Operating Segments; excluding (ii) Brumadinho-related and dam decharacterization effects, and (iii) non-recurring items. This metric is disclosed consistently and in compliance with CVM Resolution 156. For the reconciliation of Proforma EBITDA to Net Income, please refer to table above. Financial Results – 5 – Capital Expenditures Total CAPEX US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Iron Ore Solutions 891 1,000 -11% 763 17% 2,561 2,907 -12 % Energy Transition Metals 322 376 -14% 280 15% 858 1,148 -25 % Copper 86 78 10% 65 32% 208 200 4 % Nickel 236 298 -21% 215 10% 650 948 -31 % Energy and others 37 22 68% 10 270% 58 66 -12 % Total 1,250 1,398 -11% 1,053 19% 3,477 4,121 -16 % Growth Projects US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Iron Ore Solutions 244 323 -24% 204 20% 730 936 -22 % Energy Transition Metals 55 49 12% 34 62% 119 121 -2 % Copper 3 3 0% 2 50% 8 14 -43 % Nickel 52 46 13% 32 63% 111 107 4 % Energy and others – 4 n.a. – n.a. – 14 n.a. Total 299 376 -20% 238 26% 849 1,071 -21 % Investments in growth projects totaled US$ 299 million, US$ 77 million (-20%) lower y/y, mainly as a result of lower disbursements in the Iron Ore Solutions segment as the Capanema project ramps-up. The Onça Puma 2nd Furnace nickel project started commissioning in September. The project will add 15 ktpy to the site’s production capacity, increasing its nominal capacity to 40 ktpy. In September, Vale received the operating license for activities related to the mine of the Serra Sul +20 Mtpy iron ore project. The project has already fulfilled 80% of the physical progress, and it is expected to start the operations in 2H26. Sustaining Investments US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Iron Ore Solutions 647 677 -4% 559 16% 1,831 1,971 -7 % Energy Transition Metals 267 327 -18% 246 9% 739 1,027 -28 % Copper 83 75 11% 63 32% 200 186 8 % Nickel 184 252 -27% 183 1% 539 841 -36 % Energy and others 37 18 106% 10 270% 58 52 12 % Total 951 1,022 -7% 815 17% 2,628 3,050 -14 % Sustaining investments totaled US$ 951 million, US$ 71 million (-7%) lower y/y, mainly as a result of lower expenditures in the Nickel segment with the ramp-up of the Voisey´s Bay Mine Expansion (VBME) project. Financial Results – 6 – Free cash flow US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Proforma EBITDA¹ 4,399 3,773 17% 3,424 28% 11,035 11,273 -2% Working capital² (231) (428) -46% (8) n.a. (491) 100 n.a. Capex (1,250) (1,398) -11% (1,053) 19% (3,477) (4,121) -16% Net financial expenses³ (95) (291) -67% (113) -16% (288) (578) -50% Income taxes and REFIS (558) (471) 18% (468) 19% (1,622) (1,443) 12% Associates & JV's, net of dividends received⁴ (234) (230) 2% (241) -3% (648) (644) 1% Brumadinho incurred expenses & dams⁵ (183) (232) -21% (167) 10% (496) (674) -26% Streaming adjustment (155) (94) 65% (168) -8% (490) (243) 102% Others (131) (117) 12% (198) -34% (449) (716) -37% Recurring Free Cash Flow 1,562 512 205% 1,008 55% 3,074 2,954 4% Non-recurring events – (32) – – – – (61) -100% Acquisition and disposals of non-current assets, net 1,006 107 n.a. – n.a. 1,006 2,717 -63% Free Cash Flow 2,568 587 337% 1,008 155% 4,080 5,610 -27% Brumadinho (306) (188) 63% (204) 50% (594) (588) 1% Samarco (970) (113) n.a. (990) -2% (2,122) (304) n.a. Cash management and others (935) (2,228) -58% 1,646 n.a. (597) (3,577) -83% Increase/(Decrease) in cash & equivalents 357 (1,942) n.a. 1,460 -76% 767 1,141 -33% ¹ Excluding expenses related to Brumadinho and non-recurring items. Previous periods were restated. ² Includes US$ -44 million related to streaming transactions in 3Q25, US$ -34 million in 3Q24, US$ -66 million in 2Q25, US$ -161 million in 9M25 and US$ -108 million in 9M24, reflecting the difference between contractual terms and cash receipts, subject to volume and settlement dynamics. ³ Includes interest in loans and borrowings, leasing and net cash received on settlement of derivatives. ⁴ Net of US$ 58 million in dividends received in 3Q25, US$ 12 million in 3Q24, US$ 61 million in 2Q25, US$ 138 million in 9M25 and US$ 54 million in 9M24. ⁵ Includes payments related to dam decharacterization, incurred expenses related to Brumadinho, and others. Recurring Free Cash Flow generation reached US$ 1.6 billion in 3Q25, US$ 1.0 billion higher y/y, mainly as a result of stronger EBITDA performance and lower impact from negative working capital. Additionally, results benefited from the settlement of derivatives under the currency hedge program, which contributed to a reduction in net financial expenses. The negative working capital in the quarter was driven by longer lead times of inventories as well as higher accrued prices and volumes at quarter-end. Free Cash Flow generation reached US$ 2.6 billion, positively impacted by US$ 1.0 billion in proceeds received from the completion of the Aliança Energia transaction, in addition to the US$ 1.6 billion in Recurring Free Cash Flow. Vale’s cash position was mainly impacted by US$ 1.5 billion in interest on capital paid in September and a net disbursement of US$ 0.7 billion as part of liability management. These combined effects resulted in a US$ 0.4 billion increase in cash and cash equivalents during the quarter. Free Cash Flow 3Q25 - US$ million ¹Includes income taxes and REFIS (US$ -558 million), interests on loans and borrowings (US$ -185 million), leasing (US$ -42 million), net cash received on settlement of derivatives (US$ 93 million), and other financial revenues (US$ 39 million). ² Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. ³ Includes incurred expenses on Brumadinho (US$ -73 million) and payments on dam decharacterization (US$ -110 million). ⁴ Includes disbursements related to railway concession contracts (US$ -154 million), and others. ⁵ Payments related to Brumadinho and Samarco. Excludes incurred expenses. ⁶ Includes US$ -461 million in debt repayment and US$ 1.011 billion in new loans & bonds. Financial Results – 7 – Debt US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q Gross debt¹ 17,843 13,420 33% 17,146 4 % Lease (IFRS 16) 700 765 -8% 699 0 % Gross debt and leases 18,543 14,185 31% 17,845 4 % Cash, cash equivalents and short-term investments (6,091) (4,649) 31% (5,696) 7 % Net debt 12,452 9,536 31% 12,149 2 % Currency swaps² (173) (128) 35% (109) 59 % Brumadinho provisions 1,960 2,390 -18% 2,129 -8 % Samarco provisions 2,401 4,674 -49% 3,279 -27 % Expanded net debt 16,640 16,472 1% 17,448 -5 % Average debt maturity (years) 8.7 8.9 -2% 9.1 -4 % Cost of debt after hedge (% pa) 5.4 5.6 -4% 5.5 -2 % Total debt and leases / adjusted LTM EBITDA (x) 1.3 0.8 63% 1.3 —% Net debt / adjusted LTM EBITDA (x) 0.8 0.5 60% 0.9 -11 % Adjusted LTM EBITDA / LTM gross interest (x) 15.2 22.4 -32% 15.3 -1% 1 Does not include leases (IFRS 16). 2 Includes interest rate swaps. Expanded net debt reduced by US$ 0.8 billion q/q, totaling US$ 16.6 billion, supported by higher Free Cash Flow generation. Vale's expanded net debt target remains at US$ 10-20 billion. Gross debt and leases reached US$ 18.5 billion as of September 30th, 2025, US$ 0.7 billion higher q/q, mainly as a result of the issuance of funds raised with banks. The average debt maturity decreased to 8.7 years at the end of 3Q25 from 9.1 years at the end of 2Q25. The average annual cost of debt after currency and interest rate swaps was 5.4%, slightly below 5.5% at the end of 2Q25. Business Segments’ Performance – 8 – Segments’ Performance Adjusted EBITDA by business area: US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Iron Ore Solutions 3,972 3,731 6% 2,977 33% 9,836 11,077 -11 % Fines 3,418 2,844 20% 2,396 43% 8,147 8,422 -3 % Pellets 512 790 -35% 477 7% 1,525 2,396 -36 % Other ferrous products and logistics services 42 97 -57% 104 -60% 164 259 -37 % Energy Transition Metals¹ 687 248 177% 721 -5% 1,962 912 115 % Copper 614 360 71% 538 14% 1,698 995 71 % Nickel 114 (66) n.a. 201 -43% 356 59 n.a. Other (41) (46) -11% (18) 128% (92) (142) -35 % Unallocated Items² (260) (206) 26% (274) -5% (763) (716) 7% Proforma EBITDA 4,399 3,773 17% 3,424 28% 11,035 11,273 -2% Brumadinho & decharacterization of dams³ (30) (126) -76% (38) -21% (165) (166) -1 % Non-recurring expenses – (32) n.a. – n.a. – (61) n.a. Adjusted EBITDA 4,369 3,615 21% 3,386 29% 10,870 11,046 -2% 1 Includes streaming adjustments transactions at market prices. Streaming adjustment will remain in place until the proceeds from streaming transactions are fully recognized in the Adjusted EBITDA of the business. Based on current projections for volumes and commodity prices, it will be fully realized by 2027. 2 Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 16 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 3Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 671 million in 3Q25. ³ Find more information about these expenses in Annex 4: Brumadinho & Decharacterization. Segment information 3Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming adjustment Adjusted EBITDA Iron Ore Solutions 8,423 (4,531) (54) (84) (42) 260 – 3,972 Fines 7,078 (3,673) (20) (70) (31) 134 – 3,418 Pellets 1,147 (677) 2 (3) (2) 45 – 512 Other ferrous products and logistics services 198 (181) (36) (11) (9) 81 – 42 Energy Transition Metals 1,997 (1,368) (92) (39) 2 32 155 687 Copper² 1,086 (437) (22) (13) – – – 614 Nickel³ 1,010 (871) (31) (25) 2 29 – 114 Others⁴ (99) (60) (39) (1) – 3 155 (41) Brumadinho & decharacterization of dams⁵ – – (30) – – – – (30) Non-recurring expenses – – – – – – – – Unallocated Items⁶ – – (233) (27) – – – (260) Total 10,420 (5,899) (409) (150) (40) 292 155 4,369 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming adjustment. Prior periods were restated. Streaming adjustment will remain in place until the proceeds from streaming transactions are fully recognized in the Adjusted EBITDA of the business. Based on current projections for volumes and commodity prices, it will be fully realized by 2027. ⁵ Find more information of expenses in Annex 4: Brumadinho & Decharacterization. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 16 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 3Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 671 million in 3Q25. Business Segments’ Performance – 9 – Highlights 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Average Prices (US$/t) Iron ore - 62% Fe price 102.0 99.7 2% 97.8 4% 101.1 111.5 -9% Iron ore fines realized price, CFR/FOB 94.4 90.6 4% 85.1 11% 90.2 96.1 -6 % Iron ore pellets realized price, CFR/FOB 130.8 148.2 -12% 134.1 -2% 135.0 158.7 -15 % Volume sold (‘000 metric tons) Fines 75,020 69,344 8% 67,678 11% 199,461 190,402 5 % Pellets 8,769 10,143 -14% 7,483 17% 23,745 28,232 -16 % ROM 2,208 2,351 -6% 2,185 1% 6,279 6,822 -8 % Total - Iron ore 85,997 81,838 5% 77,346 11% 229,485 225,456 2 % Financials indicators (US$ million) Net Revenues 8,423 7,970 6% 6,963 21% 21,761 23,293 -7 % Costs¹ (4,531) (4,255) 6% (4,104) 10% (12,141) (12,222) -1 % SG&A and Other expenses¹ (54) (45) 20% (35) 54% (114) (190) -40 % R&D expenses (84) (87) -3% (84) —% (222) (264) -16 % Pre-operating and stoppage expenses¹ (42) (63) -33% (48) -13% (159) (194) -18 % EBITDA Associates & JV's 260 211 23% 285 -9% 711 654 9 % Adjusted EBITDA 3,972 3,731 6% 2,977 33% 9,836 11,077 -11 % Depreciation and amortization (573) (515) 11% (533) 8% (1,588) (1,570) 1 % Adjusted EBIT 3,399 3,216 6% 2,444 39% 8,248 9,507 -13% 1 Net of depreciation and amortization. Adjusted EBITDA per segment US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Fines 3,418 2,844 20% 2,396 43% 8,147 8,422 -3 % Pellets 512 790 -35% 477 7% 1,525 2,396 -36 % Other ferrous products and logistics services 42 97 -57% 104 -60% 164 259 -37 % Adjusted EBITDA 3,972 3,731 6% 2,977 33% 9,836 11,077 -11 % Iron Ore Solutions EBITDA was US$ 4.0 billion, 6% higher y/y, primarily driven by higher sales volumes, improved realized prices for iron ore fines, reflecting the continued execution of our product portfolio optimization strategy and lower freight costs. Iron Ore Fines EBITDA increased by 20% y/y, totaling US$ 3.4 billion, mostly explained by higher realized prices (US$ 261 million), increased sales volumes (US$ 204 million), and lower freight costs (US$ 123 million). Iron Ore Pellets EBITDA decreased by -35% y/y, totaling US$ 512 million, mostly explained by lower realized prices (US$ -169 million) and lower sales volumes (US$ -101 million), reflecting current market conditions for agglomerated products. EBITDA variation – US$ million (3Q25 vs. 3Q24) 1 Includes freight costs. 2 Includes Associates and JV’s EBITDA, FX effect and others. Iron Ore Solutions Business Segments’ Performance – 10 – Iron Ore Fines Product mix 000 metric tons 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Volume sold Fines¹ 75,020 69,344 8% 67,678 11% 199,461 190,402 5 % IOCJ 5,672 11,709 -52% 6,397 -11% 16,665 34,290 -51 % BRBF 36,997 34,797 6% 32,842 13% 106,230 91,240 16 % Mid-Grade Carajás 10,123 4,681 116% 10,402 -3% 23,713 8,256 187 % Pellet feed - China (PFC)² 8,575 3,328 158% 5,518 55% 18,021 9,201 96 % Lump 2,160 1,971 10% 1,717 26% 5,556 5,562 0 % High-silica products 4,618 8,050 -43% 3,886 19% 10,461 26,585 -61 % Other fines (60-62% Fe) 6,875 4,808 43% 6,916 -1% 18,814 15,269 23 % Note: Starting with the 3Q25 release, the medium grade Carajás product will be reported separately and the historical data for 'Other fines' has been restated. 1 Including third-party purchases. 2 Products concentrated in Chinese facilities. Revenues The average realized iron ore fines price was US$ 94.4/t, US$ 9.3/t higher q/q, driven by (i) higher iron ore reference prices (US$ 4.2/t higher q/q), (ii) the positive effect of pricing mechanisms (US$ 2.2/t higher q/q), mainly related to provisional pricing adjustments from the previous quarter, and (iii) higher quality and premiums (US$ 1.8/t higher q/q), reflecting the successful execution of our product portfolio optimization strategy. Price realization iron ore fines – US$/t (3Q25) 1 Includes quality (US$ 0.5/t) and premiums/discounts and commercial conditions (US$ 0.2/t). 2 Adjustment as a result of provisional prices booked in 2Q25 at US$ 94.2/t. 3 Difference between the weighted average of the prices provisionally set at the end of 3Q25 at US$ 103.8/t based on forward curves and US$ 102.0/t from the 3Q25 average reference price. 4 Includes freight pricing mechanisms of CFR sales freight recognition. 5 Vale’s price is net of taxes. Iron ore all-in premium US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y All-in premium - Total 2.1 1.7 24% 1.1 91% 1.7 1.3 31 % Iron ore fines quality and premiums 0.7 (1.9) n.a. (1.1) n.a. (0.5) (2.3) -78 % Pellets business' weighted average contribution 1.4 3.6 -61% 2.2 -36% 2.2 3.6 -39% 1 Weighted average contribution. The all-in premium increased by US$ 1.0/t q/q, totaling US$ 2.1/t, reflecting the combination of higher premiums for fines (US$ 1.8/t higher q/q) and a lower contribution from the pellet business (US$ 0.8/t lower q/q). Impact of pricing system adjustments Business Segments’ Performance – 11 – Costs and expenses Iron ore fines and pellets all-in costs (cash cost break-even landed in China) US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y C1 cash cost, ex-third-party purchase costs 20.7 20.6 0% 22.2 -7% 21.3 22.9 -7 % Third-party purchases cost adjustments 3.6 3.3 9% 4.1 -12% 3.8 3.6 6 % Freight cost¹ 18.8 20.6 -9% 18.3 3% 18.6 19.7 -6 % Distribution cost 3.8 2.5 52% 3.5 9% 3.7 2.5 48 % Expenses² & royalties 5.7 6.6 -14% 5.6 2% 5.8 7.5 -23 % EBITDA from associates and joint ventures (1.8) (1.2) 50% (1.9) -5% (1.8) (1.5) 20 % Moisture adjustment 4.3 4.3 -% 4.6 -7% 4.5 4.7 -4 % Iron ore fines quality adjustment (0.7) 1.9 n.a. 1.1 n.a. 0.5 2.3 -78 % Iron ore fines all-in costs (US$/dmt) 54.4 58.7 -7% 57.5 -5% 56.3 61.7 -9 % Pellet business contribution (1.4) (3.6) -61% (2.2) -36% (2.2) (3.6) -39 % Iron ore fines and pellets all-in costs (US$/dmt) 52.9 55.1 -4% 55.3 -4% 54.1 58.1 -7 % Sustaining investments (fines and pellets) 7.8 8.2 -5% 7.4 5% 8.1 8.9 -9 % Iron ore fines and pellets all-in costs³ (US$/dmt) 60.8 63.3 -4% 62.7 -3% 62.2 67.0 -7% 1 Ex-bunker oil hedge. 2 Including stoppage expenses. 3 Includes sustaining. Iron ore fines C1 production costs US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y C1 production costs, ex-third-party purchase costs 20.3 18.5 10% 21.6 -6% 21.5 22.3 -4 % C1 cash cost, ex-third-party purchase costs 20.7 20.6 0% 22.2 -7% 21.3 22.9 -7 % The C1 cash cost, excluding third-party purchases, reached US$ 20.7/t in Q3, largely flat y/y. The stability in costs reflects a lower impact from the inventory turnover, when compared to the same quarter of last year, which was mainly offset by increased maintenance and material costs related to mine and port activities aimed at improving asset reliability and future operational performance. Vale remains highly confident in achieving its 2025 C1 cash cost, excluding third-party purchases, guidance (US$ 20.5−22.0/t). C1 cash cost, excluding third-party purchase costs - US$/t, 3Q25 vs. 3Q24 1 Including demurrage (US$ 0.2/t) and others (US$ 0.1/t). Vale's average maritime freight cost was US$ 18.8/t, US$ 4.6/t below the Brazil-China C3 route benchmark in the period, reflecting the effectiveness of the company’s long-term affreightment strategy, which reduces both costs and volatility. Freight costs increased sequentially by US$ 0.5/t, mainly due to greater exposure to spot freight rates, a seasonal effect as a result of the usual higher sales in the second semester. CFR sales totaled 67.3 Mt in Q3, representing 90% of total iron ore fines sales. Business Segments’ Performance – 12 – Pellets US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Net revenues 1,147 1,502 -24% 1,004 14% 3,206 4,481 -28% Cash costs¹ (677) (747) -9% (577) 17% (1,813) (2,191) -17% Pre-operational & stoppage expenses (5) (3) 67% (4) 25% (12) (10) 20% Expenses² 2 (5) n.a. (1) n.a. 4 (1) n.a. Leased pelletizing plants EBITDA 45 43 5% 55 -18% 140 117 20% EBITDA 512 790 -35% 477 7% 1,525 2,396 -36% Iron ore pellets realized price (CFR/FOB, S$/t) 130.8 148.2 -12% 134.1 -2% 135.0 158.7 -15% Cash costs¹ per ton (US$/t) 77.2 73.6 5% 77.1 0% 76.4 77.6 -2% EBITDA per ton (US$/t) 58.4 77.9 -25% 63.7 -8% 64.2 84.9 -24% 1 Including iron ore, leasing, freight, overhead, energy and others. 2 Including selling, R&D and others. Pellets sales totaled 8.8 Mt, 17% higher q/q and 14% lower y/y, in line with the adjustments in production levels in response to current market conditions. The average realized iron ore pellets price was US$ 130.8/t, US$ 3.3/t lower q/q, mainly impacted by lower quarterly pellet premiums, partially offset by higher iron ore reference prices in the quarter. Pellets’ cash costs per ton were 5% higher y/y, totaling US$ 77.2/t, primarily due to the deconsolidation of the Vale Oman Distribution Center (VODC) following the sale of a 50% stake, combined with unfavorable FX effects. FOB sales accounted for 51% of total pellets sales in the quarter. Business Segments’ Performance – 13 – Highlights US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Net Revenues 1,997 1,583 26% 1,841 8% 5,582 4,639 20 % Costs¹ (1,368) (1,313) 4% (1,220) 12% (3,872) (3,621) 7 % SG&A and Other expenses¹ ² (92) (64) 44% (39) 136% (196) (185) 6 % R&D expenses (39) (74) -47% (36) 8% (107) (195) -45 % Pre-operating and stoppage expenses¹ 2 (1) n.a. (10) n.a. (10) (5) 100 % EBITDA from associates and JV's³ 32 23 39% 17 88% 75 36 108 % Streaming adjustment² 155 94 65% 168 -8% 490 243 102 % Adjusted EBITDA 687 248 177% 721 -5% 1,962 912 115 % Depreciation and amortization (201) (212) -5% (249) -19% (657) (664) -1 % Adjusted EBIT 486 36 n.a. 472 3% 1,304 248 n.a. 1 Net of depreciation and amortization. 2 Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming adjustment. Prior periods were restated. 3 Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JVs, reflecting VBM's ownership of 33.9% in PTVI. Adjusted EBITDA US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Copper 614 360 71% 538 14% 1,698 995 71 % Nickel 114 (66) n.a. 201 -43% 356 59 n.a. Others (41) (46) -11% (18) 128% (92) (142) -35 % Total 687 248 177% 721 -5% 1,962 912 115 % Energy Transition Metals EBITDA increased by 177% y/y, totaling US$ 687 million, reflecting robust operational performance in both Copper and Nickel. The result was driven by internal improvements, including sustained sales volume growth and cost efficiencies. Those effects, combined with favorable market conditions, particularly for copper and gold, contributed to a strong quarter for Vale Base Metals. Copper EBITDA increased by 71% y/y, totaling US$ 614 million, driven by favorable market prices, with gold (US$ 117 million) and copper LME (US$ 55 million) positively impacting performance, and increased sales volumes (US$ 79 million). Nickel EBITDA increased by US$ 180 million y/y, totaling US$ 114 million, turning around last year’s negative performance. The increase was mostly explained by improved feed availability from Voisey's Bay at lower costs (US$ 91 million), increased nickel and by-products sales volumes (US$ 62 million), and a decrease in external feed costs (US$ 17 million). EBITDA variation – US$ million (3Q25 vs. 3Q24) ¹ Includes variations of (i) US$ 184 million in realized prices for by-products, (ii) US$ 13 million in PPA and (iii) US$ -11 million in realized prices for copper and nickel. ² Includes a variation of US$ 128 million in by-products volumes. ³ Includes variations of (i) US$ 91 million in Voisey's Bay, (ii) US$ -42 million in polymetallic assets, (iii) US$ 17 million in lower cost of external feed due to lower volumes and the impact of LME prices in Refineries operation and (iv) US$ -14 million in Salobo and Sossego. Energy Transition Metals Business Segments’ Performance – 14 – Copper US$ million (unless otherwise stated) 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y LME copper price (US$/t) 9,797 9,210 6% 9,524 3% 9,556 9,131 5 % Average realized copper price (US$/t) 9,818 9,016 9% 8,985 9% 9,252 8,651 7 % Volume sold – copper (kt) 70 61 15% 66 6% 197 176 12 % Net Revenues 1,086 759 43% 958 13% 2,944 2,177 35 % Costs¹ (437) (366) 19% (402) 9% (1,178) (1,086) 8 % Selling and other expenses¹ (22) (3) n.a. (8) 175% (34) (14) 143 % R&D expenses (13) (30) -57% (10) 30% (33) (82) -60 % Pre-operating and stoppage expenses¹ – – n.a. – n.a. (1) – n.a. Adjusted EBITDA 614 360 71% 538 14% 1,698 995 71 % Depreciation and amortization (44) (39) 13% (39) 13% (117) (120) -3 % Adjusted EBIT 570 321 78% 499 14% 1,581 875 81% 1 Net of depreciation and amortization Adjusted EBITDA US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Salobo 485 311 56% 418 16% 1,307 878 49 % Sossego 143 98 46% 98 46% 321 159 102 % Other¹ (14) (49) -71% 22 n.a. 70 (42) n.a. Total 614 360 71% 538 14% 1,698 995 71% 1 Includes R&D expenses and the unrealized provisional price adjustments. Revenues Net revenues totaled US$ 1.086 billion, 43% higher y/y, driven by higher realized copper prices (US$ 55 million) and volumes (US$ 80 million), as well as higher by-products revenues. The higher by-product revenue is explained by higher gold prices (US$ 117 million) and the increase in gold volumes sold in copper concentrates (US$ 49 million). The average realized copper price was US$ 9,818/t, 9% higher q/q, in line with higher LME prices and lower TC/RC discounts, offsetting timing effects. Average realized copper price 3Q25 – US$/t Note: Vale’s copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). 1 Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. 2 Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. 3 TC/RCs, penalties, premiums, and discounts for intermediate products. Business Segments’ Performance – 15 – Costs & Expenses All-in costs (EBITDA breakeven) US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y COGS 6,221 5,962 4% 6,057 3% 5,966 6,172 -3 % By-product revenues (5,706) (3,710) 54% (4,962) 15% (5,164) (3,550) 45 % COGS after by-product revenues 515 2,252 -77% 1,095 -53% 802 2,622 -69% Other expenses¹ 343 96 257% 137 150% 203 137 48% Total costs 858 2,348 -63% 1,232 -30% 1,005 2,759 -64% TC/RCs, penalties, premiums and discounts 136 503 -73% 218 -38% 210 499 -58% EBITDA breakeven² ³ 994 2,850 -65% 1,450 -31% 1,215 3,258 -63% 1 Includes sales expenses, R&D associated with Salobo and Sossego, pre-operating and stoppage expenses and other expenses. 2 Considering only the cash effect of streaming transactions, copper operations EBITDA break-even would increase to US$ 3,392/t in 3Q25. 3 The realized price to be compared to the EBITDA break-even should be the copper realized price before discounts (US$ 9,954/t for 3Q25 and US$ 9,462/t for 9M25), given that TC/RCs, penalties, and other discounts are already part of the EBITDA break-even build-up. All-in costs were US$ 994/t, 65% lower y/y, primarily driven by higher by-product revenues and lower TC/RCs and other discounts. These positive effects were partially offset by higher unit COGS and increased expenses. Guidance for 2025 was revised down to US$ 1,000-1,500/t (from US$ 1,500-2,000/t). Unit COGS was US$ 6,221/t, up 4% y/y, due to higher mineral tax payments. The increase was driven by changes to the TFRM rate introduced in March 2025. TFRM is a Brazilian tax on the supervision of exploration and mining activities, and the rate adjustment led to a unit cost increase of US$ 195/t. This effect was partially offset by fixed cost dilution as a result of higher production volumes. Unit COGS, net of by-products, totaled US$ 515/t, declining by 77% y/y, explained by gold revenues at both Salobo and Sossego, following higher gold prices and the increase in gold volumes sold in copper concentrates. Unit COGS, net of by-products, by operation US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Salobo (156) 1,623 n.a. 282 n.a. 40 1,903 -98% Sossego 2,260 3,648 -38% 3,381 -33% 2,979 4,824 -38% Business Segments’ Performance – 16 – Nickel US$ million (unless otherwise stated) 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y LME nickel price 15,015 16,259 -8% 15,171 -1% 15,251 17,072 -11% Average realized nickel price 15,445 17,012 -9% 15,800 -2% 15,773 17,478 -10% Volume sold - nickel (kt) 43 41 5% 41 5% 123 108 14% Volume sold - copper (kt) 20 14 43% 23 -13% 64 52 23% Net Revenues 1,010 904 12% 1,012 0% 2,991 2,619 14% Costs¹ (871) (936) -7% (781) 12% (2,559) (2,441) 5% Selling and other expenses¹ (31) (17) 82% (8) 288% (60) (46) 30% R&D expenses² (25) (34) -26% (25) 0% (72) (86) -16% Pre-operating and stoppage expenses¹ 2 (1) n.a. (10) n.a. (9) (5) 80% EBITDA from associates and JV's³ 29 18 61% 13 123% 65 18 261% Adjusted EBITDA 114 (66) n.a. 201 -43% 356 59 n.a. Depreciation and amortization (150) (167) -10% (203) -26% (519) (536) -3% Adjusted EBIT (36) (233) -85% (2) n.a. (162) (477) -66% 1 Net of depreciation and amortization. ² Includes R&D expenses not related to current operations (US$ 3 million in 3Q25, US$ -6 million in 2Q25, US$ -10 million in 9M25, US$ -3 million in 3Q24 and US$ -8 million in 9M24). ³ Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JVs, reflecting VBM's ownership of 33.9% in PTVI. Historical figures were not restated. Adjusted EBITDA US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Sudbury¹ 44 16 175% 70 -37% 118 95 24 % Voisey’s Bay & Long Harbour 46 (56) n.a. 17 171% 13 (166) n.a. Standalone Refineries² 2 9 -78% 6 -67% 32 24 33 % Onça Puma 9 17 -47% 9 0% 37 (46) n.a. PTVI (historical) – – – – – – 137 -100% Others³ 13 (52) n.a. 99 -87% 156 15 n.a. Total 114 (66) n.a. 201 -43% 356 59 n.a. 1 Includes the Thompson operations. 2 Comprises the sales results for Clydach and Matsusaka refineries. 3 Includes intercompany eliminations, provisional price adjustments and inventories adjustments. Includes proportionate EBITDA from PTVI, starting from 3Q24. Historical figures include the consolidated results from PTVI. Revenues Net revenues totaled US$ 1,010 billion, increasing by 12% y/y, driven by stronger by-product prices (US$ 65 million) and sales volumes (US$ 47 million). The average realized nickel price was US$ 15,445/t, down 2% q/q, explained by a 1% decrease in LME prices and the negative impact of timing effects. The average realized nickel price was 3% higher than the LME average, mainly due to the 72% share of Upper-Class I products in the North Atlantic mix, resulting in an overall positive impact of premiums of US$ 444/t. Average realized nickel price 3Q25 – US$/t Business Segments’ Performance – 17 – Costs & Expenses All-in costs (EBITDA breakeven) US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y COGS ex-external feed, PTVI-adjusted 22,835 28,066 -19% 22,194 3% 24,033 30,241 -21% COGS¹ 20,310 23,019 -12% 20,743 -2% 21,394 22,253 -4% By-product revenues¹ (8,166) (5,140) 59% (8,510) -4% (8,034) (6,725) 19% COGS after by-product revenues 12,144 17,879 -32% 12,233 -1% 13,360 15,528 -14% Other expenses² 1,324 1,208 10% 892 48% 1,065 1,203 -11 % EBITDA from associates & JV's³ (677) (442) 53% (315) 115% (528) (167) 216% Total Costs 12,791 18,644 -31% 12,810 0% 13,897 16,564 -16 % Nickel average aggregate (premium) discount (444) (571) -22% (414) 7% (467) (474) -1 % EBITDA breakeven⁴ 12,347 18,073 -32% 12,396 0% 13,430 16,090 -17% EBITDA breakeven, PTVI-adjusted⁵ 12,347 18,073 -32% 12,396 0% 13,430 17,695 -24% 1 Excluding marketing activities. 2 Includes R&D associated with current nickel operations, sales expenses and pre-operating & stoppage. 3 Starting from 3Q24, it includes the proportionate results from PTVI (33.9% owned by VBM). 4 Considering only the cash effect of streaming transactions, nickel operations EBITDA break-even would increase to US$ 13,075/t in 3Q25. 5 Previous periods adjusted to reflect the deconsolidation of PTVI. All-in cost totaled US$ 12,347/t, decreasing by 32% y/y and in line q/q. The reduction was driven by lower unit COGS and increased by-product revenues. Guidance for 2025 was revised down to US$ 13,000-14,000/t (from US$ 14,000-15,500/t). Unit COGS, excluding external feed purchases, was US$ 22,835/t, declining by 19% y/y, primarily due to fixed cost dilution at lower costs in Voisey's Bay. Unit COGS totaled US$ 20,310/t, down by 12% y/y and 2% q/q, primarily due to lower costs for own sourced feed. Unit by-product revenues were US$ 8,166/t, 59% higher y/y, driven by higher sales volumes and prices. Unit COGS, net of by-products, by operation US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Sudbury¹ ² 10,768 15,175 -29% 10,511 2% 12,153 13,715 -11 % Voisey’s Bay & Long Harbour² 10,955 21,953 -50% 13,236 -17% 14,713 24,130 -39 % Standalone refineries² ³ 15,813 16,876 -6% 15,716 1% 14,998 17,687 -15 % Onça Puma 10,721 10,318 4% 11,079 -3% 10,484 18,494 -43% ¹ Sudbury costs include Thompson costs. ² A large portion of Sudbury, Clydach, Matsusaka and Long Harbour finished nickel production is derived from intercompany transfers, as well as from the purchase of ore or nickel intermediates from third parties. These transactions are valued at fair market value. ³ Comprises the unit COGS for Clydach and Matsusaka refineries. Unit expenses were US$1,324/t, increasing by 10% y/y, due to higher care and maintenance expenses. – 18 – Except where otherwise indicated, the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Vale Manganês S.A., Minerações Brasileiras Reunidas S.A., Vale Base Metals Ltd, Salobo Metais S.A, Tecnored Desenvolvimento Tecnológico S.A., Aliança Geração de Energia S.A., Vale Holdings B.V, Vale Canada Limited, Vale International S.A., Vale Malaysia Minerals Sdn. Bhd. and Vale Oman Pelletizing Company LLC. This press release may include statements about Vale’s current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as ”anticipate,” ”believe,” ”could,” ”expect,” ”should,” ”plan,” ”intend,” ”estimate” “will” and ”potential,” among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. The information contained in this press release includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort. Webcast information Vale will host a webcast on Friday October 31st, 2025 At 10:00 a.m. (New York) 11:00 a.m. (Brasília) 2:00 p.m. (London) Internet access to the webcast and presentation materials will be available on Vale website at www.vale.com/investors A webcast replay will be accessible shortly after the completion of the call. Further information on Vale can be found at: vale.com Investor Relations Vale.RI@vale.com Thiago Lofiego thiago.lofiego@vale.com Mariana Rocha mariana.rocha@vale.com Luciana Oliveti luciana.oliveti@vale.com Pedro Terra pedro.terra@vale.com Patricia Tinoco patricia.tinoco@vale.com Annexes – 19 – Annex 1: Detailed Financial Information Simplified financial statements Income Statement US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Net operating revenue 10,420 9,553 9% 8,804 18% 27,343 27,932 -2 % Cost of goods sold and services rendered (6,632) (6,281) 6% (6,085) 9% (18,168) (17,997) 1 % Gross profit 3,788 3,272 16% 2,719 39% 9,175 9,935 -8 % Gross margin (%) 36% 34% 2 p.p. 31% 5 p.p. 34% 36% -2 p.p. Selling and administrative expenses (158) (139) 14% (131) 21% (434) (416) 4 % Research and development (151) (192) -21% (159) -5% (433) (537) -19 % Pre-operating and operational stoppage (50) (89) -44% (71) -30% (211) (272) -22 % Other operational expenses, net (268) (321) -17% (222) 21% (748) (860) -13 % Impairment and gains (losses) on disposal of non-current assets, net (370) 1,144 n.a. (132) 180% (755) 2,148 n.a. Operating income 2,791 3,675 -24% 2,004 39% 6,594 9,998 -34 % Financial income 148 129 15% 112 32% 376 316 19 % Financial expenses (396) (373) 6% (404) -2% (1,182) (1,077) 10 % Other financial items, net (91) (130) -30% 459 n.a. 819 (1,302) n.a. Equity results and other results in associates and joint ventures 160 (574) n.a. (68) n.a. 151 (338) n.a. Income before income taxes 2,612 2,727 -4% 2,103 24% 6,758 7,597 -11 % Current tax 294 (320) n.a. (285) n.a. (177) (1,692) -90 % Deferred tax (211) (16) n.a. 317 n.a. (355) 942 n.a. Net income 2,695 2,391 13% 2,135 26% 6,226 6,847 -9 % Net income attributable to noncontrolling interests 10 (21) n.a. 18 -44% 30 (13) n.a. Net income attributable to Vale's shareholders 2,685 2,412 11% 2,117 27% 6,196 6,860 -10 % Basic earnings per share (attributable to the Company's shareholders - US$): Basic and diluted earnings per share (attributable to the Company's shareholders - US$) 0.63 0.56 13% 0.50 26% 1.45 1.60 -9 % Equity income (loss) by business segment US$ million 3Q25% 3Q24% Δ y/y 2Q25% Δ q/q 9M25% 9M24% Δ y/y Iron Ore Solutions 147 101% 88 111% 67% 138 107% 7% 318 106% 255 98% 25 % Energy Transition Metals – 0% 5 6% n.a. (8) -6% n.a. (7) -5% 5 2% n.a. Unallocated items¹ (2) -1% (14) -18% -86% (1) -1% 100% (10) -3% (1) 0% n.a. Total 145 100% 79 100% 84% 129 100% 12% 301 100% 259 100% 16% 1 Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Annexes – 20 – Balance sheet US$ million 9/30/2025 9/30/2024 Δ q/q 6/30/2025 Δ y/y Assets Current assets 16,486 13,800 19% 17,585 -6 % Cash and cash equivalents 5,902 4,596 28% 5,514 7 % Short term investments 189 53 257% 182 4 % Accounts receivable 2,506 3,001 -16% 2,325 8 % Other financial assets 626 223 181% 495 26 % Inventories 5,567 4,946 13% 5,242 6 % Recoverable taxes 1,232 714 73% 1,335 -8 % Other 464 267 74% 493 -6 % Non-current assets held for sale – – – 1,999 - Non-current assets 13,306 13,378 -1% 13,001 2 % Judicial deposits 638 606 5% 598 7 % Other financial assets 416 155 168% 424 -2 % Recoverable taxes 1,771 1,385 28% 1,528 16 % Deferred income taxes 8,891 9,875 -10% 8,975 -1 % Other 1,590 1,357 17% 1,476 8 % Fixed assets 61,398 61,708 -1% 59,797 3 % Total assets 91,190 88,886 3% 90,383 1 % Liabilities Current liabilities 13,324 15,174 -12% 14,469 -8 % Suppliers and contractors 5,651 5,353 6% 5,454 4 % Loans, borrowings and leases 470 842 -44% 685 -31 % Leases 175 157 11% 175 0 % Other financial liabilities 996 1,550 -36% 1,045 -5 % Taxes payable 576 1,257 -54% 1,020 -44 % Settlement program ("REFIS") 430 396 9% 412 4 % Provisions for litigation 148 117 26% 154 -4 % Employee benefits 1,012 887 14% 790 28 % Liabilities related to associates and joint ventures 1,188 2,322 -49% 1,449 -18 % Liabilities related to Brumadinho 814 978 -17% 900 -10 % De-characterization of dams and asset retirement obligations 938 937 0% 945 -1 % Other 926 378 145% 700 32 % Liabilities associated with non-current assets held for sale – – - 740 n.a. Non-current liabilities 35,585 34,000 5% 35,405 1 % Loans, borrowings and leases 17,373 12,578 38% 16,461 6 % Leases 525 608 -14% 524 0 % Participative shareholders' debentures 2,669 2,406 11% 2,454 9 % Other financial liabilities 2,168 2,654 -18% 2,204 -2 % Settlement program (REFIS) 905 1,229 -26% 971 -7 % Deferred income taxes 66 966 -93% 127 -48 % Provisions for litigation 912 814 12% 896 2 % Employee benefits 1,212 1,284 -6% 1,170 4 % Liabilities related to associates and joint ventures 1,213 2,352 -48% 1,830 -34 % Liabilities related to Brumadinho 1,146 1,412 -19% 1,229 -7 % De-characterization of dams and asset retirement obligations 5,134 5,511 -7% 5,256 -2 % Streaming transactions 1,988 1,945 2% 2,000 -1 % Others 274 241 14% 283 -3 % Total liabilities 48,909 49,174 -1% 49,874 -2 % Shareholders' equity 42,281 39,712 6% 40,509 4 % Total liabilities and shareholders' equity 91,190 88,886 3% 90,383 1 % Annexes – 21 – Cash flow US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Cash flow from operations 3,643 2,757 32% 2,862 27% 9,039 9,589 -6 % Interest on loans and borrowings paid (185) (247) -25% (269) -31% (694) (644) 8 % Cash received on settlement of derivatives, net 93 (30) n.a. 149 -38% 376 94 300 % Payments related to Brumadinho (306) (188) 63% (204) 50% (594) (588) 1 % Payments related to de-characterization of dams (110) (154) -29% (83) 33% (272) (405) -33 % Interest on participative shareholders debentures paid – – n.a. (131) n.a. (131) (149) -12 % Income taxes (including settlement program) paid (558) (471) 18% (468) 19% (1,622) (1,443) 12 % Net cash generated by operating activities 2,577 1,667 55% 1,856 39% 6,102 6,454 -5 % Cash flow from investing activities Short-term investment 61 67 -9% 107 -43% 194 51 280 % Acquisition of property, plant and equipment and intangible assets (1,394) (1,398) 0% (1,168) 19% (3,817) (4,121) -7 % Payments related to Samarco dam failure (970) (113) n.a. (990) -2% (2,122) (304) n.a. Dividends received from joint ventures and associates 58 12 n.a. 61 -5% 138 54 156 % Cash received from disposal and acquisition of investments, net 1,006 107 n.a. – n.a. 1,006 2,717 -63 % Other investment activities, net (1) (3) -67% (9) -89% (9) (4) 125 % Net cash used in investing activities (1,240) (1,328) -7% (1,999) -38% (4,610) (1,607) 187 % Cash flow from financing activities Loans and financing: Loans and borrowings from third parties 1,011 962 5% 1,676 -40% 4,298 2,922 47 % Payments of loans and borrowings from third parties (461) (1,584) -71% (30) n.a. (1,431) (2,176) -34 % Payments of leasing (42) (48) -13% (33) 27% (105) (133) -21 % Payments to shareholders: Dividends and interest on capital paid to Vale's shareholders (1,485) (1,586) -6% – n.a. (3,464) (3,914) -11 % Share buyback program – (20) n.a. – n.a. – (409) n.a. Net cash used in financing activities (977) (2,276) -57% 1,613 n.a. (702) (3,710) -81 % Net increase (decrease) in cash and cash equivalents 360 (1,937) n.a. 1,470 -76% 790 1,137 -31 % Cash and cash equivalents in the beginning of the period 5,514 6,479 -15% 3,955 39% 4,953 3,609 37 % Effect of exchange rate changes on cash and cash equivalents 28 (21) n.a. 101 -72% 274 (225) n.a. Effect of transfer the Energy Assets to non-current assets held for sale and others – 75 n.a. (12) n.a. (115) 75 n.a. Cash and cash equivalents at the end of period 5,902 4,596 28% 5,514 7% 5,902 4,596 28 % Non-cash transactions: Additions to property, plant and equipment - capitalized loans and borrowing costs 5 11 -55% 8 -38% 17 24 -29 % Cash flow from operating activities Income before income taxes 2,612 2,727 -4% 2,103 24% 6,758 7,597 -11 % Adjusted for: Review of estimates related to the provision of Brumadinho 5 48 -90% 10 -50% 54 28 93 % Review of estimates related to the provision of de-characterization of dams (53) – n.a. (56) -5% (118) (131) -10 % Equity results and other results in associates and joint ventures (160) 574 n.a. 68 n.a. (151) 338 n.a. Impairment and gains (losses) on disposal of non-current assets, net 370 (1,144) n.a. 132 180% 755 (2,148) n.a. Depreciation, depletion and amortization 761 748 2% 780 -2% 2,245 2,255 0 % Financial results, net 339 374 -9% (167) n.a. (13) 2,063 n.a. Change in assets and liabilities Accounts receivable (207) (672) -69% (159) 30% (50) 1,096 n.a. Inventories (344) (145) 137% (144) 139% (727) (606) 20 % Suppliers and contractors 105 471 -78% 743 -86% 827 321 158 % Other assets and liabilities, net 215 (224) n.a. (448) n.a. (541) (1,224) -56 % Cash flow from operations 3,643 2,757 32% 2,862 27% 9,039 9,589 -6 % Annexes – 22 – Reconciliation of IFRS and “non-GAAP” information (a) Adjusted EBIT US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Net operating revenues 10,420 9,553 9% 8,804 18% 27,343 27,932 -2 % COGS (6,632) (6,281) 6% (6,085) 9% (18,168) (17,997) 1 % Sales and administrative expenses (158) (139) 14% (131) 21% (434) (416) 4 % Research and development expenses (151) (192) -21% (159) -5% (433) (537) -19 % Pre-operating and stoppage expenses (50) (89) -44% (71) -30% (211) (272) -22 % Brumadinho and dam decharacterization of dams (30) (126) -76% (38) -21% (165) (166) -1 % Other operational expenses, net¹ (238) (195) 22% (184) 29% (583) (694) -16 % EBITDA from associates and JV's 292 242 21% 302 -3% 786 698 13 % Streaming adjustment¹ 155 94 65% 168 -8% 490 243 102 % Adjusted EBIT 3,608 2,867 26% 2,606 38% 8,625 8,791 -2% ¹ Starting in 3Q25, streaming transactions at market prices, previously reported under "Other operational expenses, net", will be disclosed separately as Streaming adjustment. Prior periods were restated. (b) Adjusted EBITDA EBITDA defines profit or loss before interest, tax, depreciation, depletion and amortization. The definition of Adjusted EBITDA for the Company is the operating income or loss plus EBITDA associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and gains (losses) on disposal of non-current assets. However, our adjusted EBITDA is not the measure defined as EBITDA under IFRS and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following tables shows the reconciliation between adjusted EBITDA and operational cash flow and adjusted EBITDA and net income, in accordance with its statement of changes in financial position. The definition of Adjusted EBIT is Adjusted EBITDA plus depreciation, depletion and amortization. Reconciliation between adjusted EBITDA and operational cash flow US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Adjusted EBITDA 4,369 3,615 21% 3,386 29% 10,870 11,046 -2 % Working capital: Accounts receivable (207) (672) -69% (159) 30% (50) 1,096 n.a. Inventories (344) (145) 137% (144) 139% (727) (606) 20 % Suppliers and contractors 105 471 -78% 743 -86% 827 321 158 % Review of estimates related to the provision of Brumadinho 5 48 -90% 10 -50% 54 28 93 % Review of estimates related to the provision of de-characterization of dams (53) – n.a. (56) -5% (118) (131) -10 % Others (232) (560) -59% (918) -75% (1,817) (2,165) -16 % Cash flow 3,643 2,757 32% 2,862 27% 9,039 9,589 -6 % Income taxes paid (including settlement program) (558) (471) 18% (468) 19% (1,622) (1,443) 12 % Interest on loans and borrowings paid (185) (247) -25% (269) -31% (694) (644) 8 % Payments related to Brumadinho (306) (188) 63% (204) 50% (594) (588) 1 % Payments related to de-characterization of dams (110) (154) -29% (83) 33% (272) (405) -33 % Interest on participative shareholders' debentures paid – – n.a. (131) n.a. (131) (149) -12 % Cash received on settlement of Derivatives, net 93 (30) n.a. 149 -38% 376 94 300 % Net cash generated by operating activities 2,577 1,667 55% 1,856 39% 6,102 6,454 -5 % Annexes – 23 – Reconciliation between adjusted EBITDA and net income US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Adjusted EBITDA 4,369 3,615 21% 3,386 29% 10,870 11,046 -2 % Depreciation, depletion and amortization (761) (748) 2% (780) -2% (2,245) (2,255) 0 % EBITDA from associates and joint ventures (292) (242) 21% (302) -3% (786) (698) 13 % Impairment and gains (losses) on disposal of non-current assets, net¹ (370) 1,144 n.a. (132) 180% (755) 2,148 n.a. Streaming adjustment¹ (155) (94) 65% (168) -8% (490) (243) 102 % Operating income 2,791 3,675 -24% 2,004 39% 6,594 9,998 -34 % Financial results (339) (374) -9% 167 n.a. 13 (2,063) n.a. Equity results and other results in associates and joint ventures 160 (574) n.a. (68) n.a. 151 (338) n.a. Income taxes 83 (336) n.a. 32 159% (532) (750) -29 % Net income 2,695 2,391 13% 2,135 26% 6,226 6,847 -9 % Net income attributable to noncontrolling interests 10 (21) n.a. 18 -44% 30 (13) n.a. Net income attributable to Vale's shareholders 2,685 2,412 11% 2,117 27% 6,196 6,860 -10% ¹ Starting in 3Q25, streaming transactions at market prices, previously reported under "Impairment and gains (losses) on disposal of non-current assets, net", will be disclosed separately as Streaming adjustment. Prior periods were restated. (c) Net debt US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q Gross debt 17,843 13,420 33% 17,146 4 % Leases 700 765 -8% 699 0 % Cash and cash equivalents (6,091) (4,649) 31% (5,696) 7 % Net debt 12,452 9,536 31% 12,149 2% (d) Gross debt / LTM Adjusted EBITDA US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q Gross debt and leases / LTM Adjusted EBITDA (x) 1.3 0.8 63% 1.3 —% Gross debt and leases / LTM operational cash flow (x) 0.9 0.8 13% 0.9 —% (e) LTM Adjusted EBITDA / LTM interest payments US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q Adjusted LTM EBITDA / LTM gross interest (x) 15.2 22.4 -32% 15.3 -1 % LTM adjusted EBITDA / LTM interest payments (x) 16.0 23.0 -30% 14.2 13% (f) US dollar exchange rates R$/US$ 3Q25 3Q24 Δ y/y 2Q25 Δ q/q Average 5.4488 5.5454 -2% 5.6661 -4 % End of period 5.3186 5.4481 -2% 5.4571 -3 % Annexes – 24 – Revenues and volumes Net operating revenue by business area US$ million 3Q25% 3Q24% Δ y/y 2Q25% Δ q/q 9M25% 9M24% Δ y/y Iron Ore Solutions 8,423 81% 7,970 83% 6% 6,963 79% 21% 21,761 80% 23,293 83% -7 % Fines 7,078 68% 6,281 66% 13% 5,762 65% 23% 17,994 66% 18,302 66% -2 % ROM 30 0% 33 0% -9% 27 0% 11% 86 0% 87 0% -1 % Pellets 1,147 11% 1,502 16% -24% 1,004 11% 14% 3,206 12% 4,481 16% -28 % Other ferrous products and logistics services 168 2% 154 2% 9% 170 2% -1% 475 2% 423 2% 12 % Energy Transition Metals 1,997 19% 1,583 17% 26% 1,841 21% 8% 5,582 20% 4,639 17% 20 % Copper 869 8% 680 7% 28% 793 9% 10% 2,371 9% 1,966 7% 21 % Nickel 662 6% 692 7% -4% 657 7% 1% 1,942 7% 1,889 7% 3 % PGMs 79 1% 44 0% 80% 83 1% -5% 205 1% 150 1% 37 % Gold as by-product¹ 270 3% 144 2% 88% 195 2% 38% 604 2% 436 2% 39 % Silver as by-product 24 0% 13 0% 85% 19 0% 26% 61 0% 35 0% 74 % Cobalt¹ 30 0% 8 0% 275% 21 0% 43% 68 0% 20 0% 240 % Others² 63 1% 2 0% n.a. 73 1% -14% 331 1% 142 1% 133 % Total 10,420 100% 9,553 100% 9% 8,804 100% 18% 27,343 100% 27,932 100% -2% ¹ Excludes adjustment of US$ 155 million in 3Q25, US$ 168 million in 2Q25, US$ 490 million in 9M25, US$ 94 million in 3Q24 and US$ 243 million in 9M24 to reflect the performance of the streaming transactions at market price. ² Includes marketing activities. Net operating revenue by destination US$ million 3Q25% 3Q24% Δ y/y 2Q25% Δ q/q 9M25% 9M24% Δ y/y North America 404 4% 347 4% 16% 427 5% -5% 1,247 5% 1,209 4% 3 % USA 275 3% 291 3% -5% 273 3% 1% 844 3% 788 3% 7 % Canada 129 1% 56 1% 130% 154 2% -16% 403 1% 421 2% -4 % South America 834 8% 1,010 11% -17% 819 9% 2% 2,517 9% 3,112 11% -19 % Brazil 782 8% 897 9% -13% 774 9% 1% 2,371 9% 2,771 10% -14 % Others 52 0% 113 1% -54% 45 1% 16% 146 1% 341 1% -57 % Asia 7,406 71% 6,422 67% 15% 5,882 67% 26% 18,401 67% 18,449 66% 0 % China 5,695 55% 4,876 51% 17% 4,329 49% 32% 13,910 51% 13,972 50% 0 % Japan 620 6% 732 8% -15% 648 7% -4% 1,785 7% 2,341 8% -24 % South Korea 219 2% 335 4% -35% 249 3% -12% 705 3% 823 3% -14 % Others 872 8% 479 5% 82% 656 7% 33% 2,001 7% 1,313 5% 52 % Europe 1,246 12% 1,142 12% 9% 1,248 14% 0% 3,768 14% 3,230 12% 17 % Germany 307 3% 413 4% -26% 453 5% -32% 1,223 4% 1,025 4% 19 % Italy 50 0% 83 1% -40% 65 1% -23% 214 1% 136 0% 57 % Others 889 9% 646 7% 38% 730 8% 22% 2,331 9% 2,069 7% 13 % Middle East 268 3% 281 3% -5% 216 2% 24% 692 3% 798 3% -13 % Rest of the World 262 3% 351 4% -25% 212 2% 24% 718 3% 1,134 4% -37 % Total 10,420 100% 9,553 100% 9% 8,804 100% 18% 27,343 100% 27,932 100% -2 % Annexes – 25 – Operating Expenses US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y SG&A 158 139 14% 131 21% 434 416 4 % Administrative 133 115 16% 113 18% 369 351 5 % Personnel 55 40 38% 49 12% 156 138 13 % Services 33 34 -3% 29 14% 85 107 -21 % Depreciation 16 14 14% 7 129% 47 33 42 % Others 29 27 7% 28 4% 81 73 11 % Selling 25 24 4% 18 39% 65 65 0 % R&D 151 192 -21% 159 -5% 433 537 -19 % Pre-operating and stoppage expenses 50 89 -44% 71 -30% 211 272 -22 % Expenses related to Brumadinho and decharacterization of dams 30 126 -76% 38 -21% 165 166 -1 % Other operating expenses 238 195 22% 184 29% 583 694 -16 % Total operating expenses 627 741 -15% 583 8% 1,826 2,085 -12 % Depreciation 28 36 -22% 20 40% 90 102 -12 % Operating expenses, ex-depreciation 599 705 -15% 563 6% 1,736 1,983 -12 % Other operating expenses – breakdown by segment US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Iron Ore Solutions 21 11 91% 4 n.a. 17 79 -78 % Fines 7 – n.a. (5) n.a. (9) 76 n.a. Pellets (2) 1 n.a. 1 n.a. (3) (7) -57 % Other ferrous products and logistics services 16 10 60% 8 100% 29 10 190 % Energy Transition Metals 56 26 115% 11 n.a. 99 78 27 % Copper 21 4 n.a. 8 163% 33 13 154 % Nickel 21 8 163% 3 n.a. 38 31 23 % Others 14 14 —0% – n.a. 28 34 -18 % Unallocated items¹ 161 158 2% 169 -5% 467 537 -13 % TOTAL - Other operating expenses 238 195 22% 184 29% 583 694 -16% 1 Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Annexes – 26 – Financial results US$ million 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Financial expenses, of which: (396) (373) 6% (404) -2% (1,182) (1,077) 10% Gross interest (263) (208) 26% (238) 11% (725) (590) 23 % Capitalization of interest 5 11 -55% 8 -38% 17 24 -29 % Others (115) (155) -26% (150) -23% (409) (439) -7 % Financial expenses (REFIS) (23) (21) 10% (24) -4% (65) (72) -10 % Financial income 148 129 15% 112 32% 376 316 19 % Shareholder Debentures (149) 92 n.a. (117) 27% (228) 15 n.a. Derivatives¹ 253 64 295% 548 -54% 1,566 (405) n.a. Currency and interest rate swaps 226 69 228% 557 -59% 1,547 (400) n.a. Others (commodities, etc) 27 (5) n.a. (9) n.a. 19 (5) n.a. Foreign exchange 148 4 n.a. 240 -38% 350 29 n.a. Monetary variation (343) (290) 18% (212) 62% (869) (941) -8 % Foreign exchange and monetary variation (195) (286) -32% 28 n.a. (519) (912) -43 % Financial result, net (339) (374) -9% 167 n.a. 13 (2,063) n.a. ¹ The cash effect of the derivatives was a gain of US$ 93 million in 3Q25. Sustaining Investments by type US$ million Iron Ore Solutions Energy Transition Metals Energy and others Total Enhancement of operations 414 167 23 603 Replacement projects 8 42 – 51 Filtration and dry stacking projects 21 – – 21 Dam management 30 13 – 42 Other investments in dams and waste dumps 52 24 – 76 Health and safety 50 15 7 72 Social investments and environmental protection 35 (2) – 33 Administrative & others 38 8 8 54 Total 647 267 37 951 Annexes – 27 – Annex 2: Segment information Segment results 3Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming adjustment Adjusted EBITDA Iron Ore Solutions 8,423 (4,531) (54) (84) (42) 260 – 3,972 Fines 7,078 (3,673) (20) (70) (31) 134 – 3,418 Pellets 1,147 (677) 2 (3) (2) 45 – 512 Other ferrous products and logistics services 198 (181) (36) (11) (9) 81 – 42 Energy Transition Metals 1,997 (1,368) (92) (39) 2 32 155 687 Copper² 1,086 (437) (22) (13) – – – 614 Salobo 833 (331) (17) – – – – 485 Sossego 255 (106) (2) (4) – – – 143 Other (2) – (3) (9) – – – (14) Nickel³ 1,010 (871) (31) (25) 2 29 – 114 Sudbury 510 (436) (11) (19) – – – 44 Voisey’s Bay & Long Harbour 250 (194) – (10) – – – 46 Standalone Refineries 215 (213) – – – – – 2 Onça Puma 76 (62) (3) – (2) – – 9 Other⁴ (41) 34 (17) 4 4 29 – 13 Others⁵ (99) (60) (39) (1) – 3 155 (41) Brumadinho and decharacterization of dams – – (30) – – – – (30) Non-recurring expenses – – – – – – – – Unallocated items⁶ – – (233) (27) – – – (260) Total 10,420 (5,899) (409) (150) (40) 292 155 4,369 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁵ Starting in 3Q25, streaming transactions at market prices, previously reported under “SG&A and others”, will be disclosed separately as “Streaming adjustment”. Prior periods were restated. Streaming adjustment will remain in place until the proceeds from streaming transactions are fully recognized in the Adjusted EBITDA of the business. Based on current projections for volumes and commodity prices, it will be fully realized by 2027. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 16 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 3Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 671 million in 3Q25. Segment results 3Q24 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming adjustment Adjusted EBITDA Iron Ore Solutions 7,970 (4,255) (45) (87) (63) 211 – 3,731 Fines 6,281 (3,371) (15) (76) (58) 83 – 2,844 Pellets 1,502 (747) (2) (3) (3) 43 – 790 Other ferrous products and logistics services 187 (137) (28) (8) (2) 85 – 97 Energy Transition Metals 1,583 (1,313) (64) (74) (1) 23 94 248 Copper² 759 (366) (3) (30) – – – 360 Salobo 574 (262) (1) – – – – 311 Sossego 206 (104) (1) (3) – – – 98 Other (21) – (1) (27) – – – (49) Nickel³ 904 (936) (17) (34) (1) 18 – (66) Sudbury 507 (469) (2) (20) – – – 16 Voisey’s Bay & Long Harbour 184 (228) – (12) – – – (56) Standalone Refineries 246 (237) – – – – – 9 Onça Puma 76 (55) (3) – (1) – – 17 Other⁴ (109) 52 (12) (2) – 18 – (52) Others⁵ (80) (11) (44) (10) – 5 94 (46) Brumadinho and decharacterization of dams – – (126) – – – – (126) Non-recurring expenses – – (32) – – – – (32) Unallocated items⁶ – – (179) (32) (3) 8 – (206) Total 9,553 (5,568) (447) (192) (67) 242 94 3,615 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁵ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as “Streaming adjustment”. Prior periods were restated. Streaming adjustment will remain in place until the proceeds from streaming transactions are fully recognized in the Adjusted EBITDA of the business. Based on current projections for volumes and commodity prices, it will be fully realized by 2027. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 20 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 3Q24. Considering the unallocated expenses, VBM’s EBITDA was US$ 228 million in 3Q24. Annexes – 28 – Segment information 2Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming adjustment Adjusted EBITDA Iron Ore Solutions 6,963 (4,104) (35) (84) (48) 285 – 2,977 Fines 5,762 (3,387) (7) (66) (35) 129 – 2,396 Pellets 1,004 (577) (1) (2) (2) 55 – 477 Other ferrous products and logistics services 197 (140) (27) (16) (11) 101 – 104 Energy Transition Metals 1,841 (1,220) (39) (36) (10) 17 168 721 Copper² 958 (402) (8) (10) – – – 538 Salobo 730 (305) (6) (1) – – – 418 Sossego 197 (97) (1) (1) – – – 98 Other 31 – (1) (8) – – – 22 Nickel³ 1,012 (781) (8) (25) (10) 13 – 201 Sudbury 521 (439) (1) (11) – – – 70 Voisey’s Bay & Long Harbour 222 (196) (1) (8) – – – 17 Standalone Refineries 175 (169) – – – – – 6 Onça Puma 71 (56) (4) – (2) – – 9 Other⁴ 23 79 (2) (6) (8) 13 – 99 Others⁵ (129) (37) (23) (1) – 4 168 (18) Brumadinho and decharacterization of dams – – (38) – – – – (38) Non-recurring expenses – – – – – – – – Unallocated items⁶ – – (235) (39) – – – (274) Total 8,804 (5,324) (347) (159) (58) 302 168 3,386 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁵ Starting in 3Q25, streaming transactions at market prices, previously reported under “SG&A and others”, will be disclosed separately as “Streaming adjustment”. Prior periods were restated. Streaming adjustment will remain in place until the proceeds from streaming transactions are fully recognized in the Adjusted EBITDA of the business. Based on current projections for volumes and commodity prices, it will be fully realized by 2027. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 52 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 669 million in 2Q25. Segment information 9M25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming adjustment Adjusted EBITDA Iron Ore Solutions 21,761 (12,141) (114) (222) (159) 711 – 9,836 Fines 17,994 (9,870) (31) (181) (124) 359 8,147 Pellets 3,206 (1,813) 4 (6) (6) 140 1,525 Other ferrous products and logistics services 561 (458) (87) (35) (29) 212 164 Energy Transition Metals 5,582 (3,872) (196) (107) (10) 75 490 1,962 Copper² 2,944 (1,178) (34) (33) (1) – – 1,698 Salobo 2,228 (893) (26) (1) (1) – – 1,307 Sossego 617 (285) (3) (8) – – – 321 Other 99 – (5) (24) – – – 70 Nickel³ 2,991 (2,559) (60) (72) (9) 65 – 356 Sudbury 1,538 (1,365) (16) (39) – – – 118 Voisey’s Bay & Long Harbour 684 (647) – (24) – – – 13 Standalone Refineries 607 (575) – – – – – 32 Onça Puma 222 (170) (10) – (5) – – 37 Other⁴ (60) 198 (34) (9) (4) 65 – 156 Others⁵ (353) (135) (102) (2) – 10 490 (92) Brumadinho and decharacterization of dams – – (165) – – – – (165) Non-recurring expenses – – – – – – – – Unallocated items⁶ – – (660) (103) – – – (763) Total 27,343 (16,013) (1,135) (432) (169) 786 490 10,870 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁵ Starting in 3Q25, streaming transactions at market prices, previously reported under “SG&A and others”, will be disclosed separately as “Streaming adjustment”. Prior periods were restated. Streaming adjustment will remain in place until the proceeds from streaming transactions are fully recognized in the Adjusted EBITDA of the business. Based on current projections for volumes and commodity prices, it will be fully realized by 2027. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 94 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 9M25. Considering the unallocated expenses, VBM’s EBITDA was US$ 1,868 million in 9M25. Annexes – 29 – Segment information 9M24 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming adjustment Adjusted EBITDA Iron Ore Solutions 23,293 (12,222) (190) (264) (194) 654 – 11,077 Fines 18,302 (9,630) (120) (228) (162) 260 – 8,422 Pellets 4,481 (2,191) 4 (5) (10) 117 – 2,396 Other ferrous products and logistics services 510 (401) (74) (31) (22) 277 – 259 Energy Transition Metals 4,639 (3,621) (185) (195) (5) 36 243 912 Copper² 2,178 (1,086) (14) (82) – – – 995 Salobo 1,691 (801) (8) (4) – – – 878 Sossego 454 (285) (1) (9) – – – 159 Other 32 – (5) (69) – – – (42) Nickel³ 2,619 (2,441) (46) (86) (5) 18 – 59 Sudbury 1,410 (1,256) (8) (51) – – – 95 Voisey’s Bay & Long Harbour 466 (604) (5) (23) – – – (166) Standalone Refineries 717 (693) – – – – – 24 Onça Puma 94 (122) (12) (1) (5) – – (46) PTVI (historical) 479 (338) (1) (3) – – – 137 Other (547) 574 (22) (7) – 18 – 16 Others⁴ (158) (95) (125) (27) – 18 243 (142) Brumadinho and decharacterization of dams – – (166) – – – – (166) Non-recurring expenses – – (61) – – – – (61) Unallocated items⁵ – – (642) (78) (4) 8 – (716) Total 27,932 (15,843) (1,244) (537) (203) 698 243 11,046 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under “SG&A and others”, will be disclosed separately as “Streaming adjustment”. Prior periods were restated. Streaming adjustment will remain in place until the proceeds from streaming transactions are fully recognized in the Adjusted EBITDA of the business. Based on current projections for volumes and commodity prices, it will be fully realized by 2027. ⁵ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 66 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 9M24. Considering the unallocated expenses, VBM’s EBITDA was US$ 846 million in 9M24. Annexes – 30 – Annex 3: Additional information by business segment Iron Ore Solutions: Financial results detailed Volumes, prices, premium and revenues breakdown 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Volume sold ('000 metric tons) Fines¹ 75,020 69,344 8% 67,678 11% 199,461 190,402 5% IOCJ 5,672 11,709 -52% 6,397 -11% 16,665 34,290 -51 % BRBF 36,997 34,797 6% 32,842 13% 106,230 91,240 16 % Mid-Grade Carajás 10,123 4,681 116% 10,402 -3% 23,713 8,256 187 % Pellet feed - China (PFC1)² 8,575 3,328 158% 5,518 55% 18,021 9,201 96 % Lump 2,160 1,971 10% 1,717 26% 5,556 5,562 0 % High-silica products 4,618 8,050 -43% 3,886 19% 10,461 26,585 -61 % Other fines (60-62% Fe) 6,875 4,808 43% 6,916 -1% 18,814 15,269 23 % Pellets 8,769 10,143 -14% 7,483 17% 23,745 28,232 -16% ROM 2,208 2,351 -6% 2,185 1% 6,279 6,822 -8% Total - Iron ore sales 85,997 81,838 5% 77,346 11% 229,485 225,456 2% 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Average prices (US$/t) Iron ore - 62% Fe price index 102.0 99.7 2% 97.8 4% 101.1 111.5 -9 % Iron ore - 62% Fe low alumina index 104.2 100.6 4% 97.2 7% 101.6 112.2 -9 % Iron ore - 65% Fe index 118.3 114.1 4% 108.8 9% 114.8 125.1 -8 % Provisional price at the end of the quarter 103.8 108.8 -5% 94.2 10% 103.8 108.8 -5 % Iron ore fines Vale's CFR reference (dmt) 104.5 101.2 3% 95.3 10% 100.7 107.4 -6 % Iron ore fines realized price, CFR/FOB (wmt) 94.4 90.6 4% 85.1 11% 90.2 96.1 -6 % Iron ore pellets realized price, CFR/FOB (wmt) 130.8 148.2 -12% 134.1 -2% 135.0 158.7 -15 % Iron ore fines and pellets quality premium (US$/t) Iron ore fines quality and premiums 0.7 (1.9) n.a. (1.1) n.a. (0.5) (2.3) -78 % Pellets business' weighted average contribution 1.4 3.6 -61% 2.2 -36% 2.2 3.6 -39 % All-in premium - Total 2.1 1.7 24% 1.1 110% 1.7 1.3 31% Net operating revenue by product (US$ million) Fines 7,078 6,281 13% 5,762 23% 17,994 18,302 -2 % ROM 30 33 -9% 27 11% 86 87 -1 % Pellets 1,147 1,502 -24% 1,004 14% 3,206 4,481 -28 % Other ferrous products and logistics services 168 154 9% 170 -1% 475 423 12 % Total 8,423 7,970 6% 6,963 21% 21,761 23,293 -7 % Note: Starting with the 3Q25 release, the Mid-Grade Carajás product will be reported separately and the historical data for 'Other fines' has been restated. 1 Including third-party purchases. 2 Products concentrated in Chinese facilities. Annexes – 31 – Volume sold by destination – Fines, pellets and ROM ‘000 metric tons 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Americas 9,249 10,317 -10% 8,993 3% 27,129 30,067 -10 % Brazil 8,588 9,410 -9% 8,166 5% 24,914 27,149 -8 % Others 661 907 -27% 827 -20% 2,215 2,918 -24 % Asia 69,950 64,179 9% 62,195 12% 182,583 173,408 5 % China 55,926 51,169 9% 48,903 14% 144,464 138,845 4 % Japan 6,010 6,419 -6% 6,286 -4% 17,130 18,027 -5 % Others 8,014 6,591 22% 7,006 14% 20,989 16,536 27 % Europe 3,157 3,528 -11% 3,458 -9% 10,577 11,043 -4 % Germany 898 1,395 -36% 1,060 -15% 3,117 3,356 -7 % France – 108 n.a. 247 n.a. 559 1,287 -57 % Others 2,259 2,025 12% 2,151 5% 6,901 6,400 8 % Middle East 1,791 1,666 8% 1,387 29% 4,480 4,459 0 % Rest of the World 1,850 2,148 -14% 1,313 41% 4,716 6,479 -27 % Total 85,997 81,838 5% 77,346 11% 229,486 225,455 2 % Iron ore fines pricing Pricing system breakdown (%) 3Q25 3Q24 Δ y/y 2Q25 Δ q/q Lagged 11 15 -27% 13 -15% Current 58 51 14% 57 2% Provisional 31 34 -9% 30 3% Total 100 100 0% 100 0 % Price realization US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q Average reference price (dmt) 102.0 99.7 2% 97.8 4% Quality and premiuns¹ 0.7 (1.9) n.a. (1.1) n.a. Impact of pricing system adjustments 1.7 3.4 -50% (1.3) n.a. Provisional prices in prior quarter² 1.6 (1.2) n.a. (0.5) n.a. Lagged prices (0.6) 1.8 n.a. 0.6 n.a. Current prices 0.2 (0.3) n.a. (0.3) n.a. Provisional prices in current quarter³ 0.5 3.1 -84% (1.1) n.a. CFR reference (dmt) 104.5 101.2 3% 95.3 10% Adjustments for FOB sales⁴ (2.1) (2.7) -22% (2.3) -9% Moisture (8.1) (8.0) 1% (7.9) 3% Vale realized price (wmt)⁵ 94.4 90.6 4% 85.1 11% 1 Includes quality (US$ 0.5/t) and premiums/discounts and commercial conditions (US$ 0.2/t). 2 Adjustment as a result of provisional prices booked in 2Q25 at US$ 94.2/t. 3 Difference between the weighted average of the prices provisionally set at the end of 3Q25 at US$ 103.8/t based on forward curves and US$102.0/t from the 3Q25 average reference price. 4 Includes freight pricing mechanisms of CFR sales freight recognition. 5 Vale’s price is net of taxes. Annexes – 32 – Iron ore fines costs & expenses COGS - 3Q25 vs. 3Q24 US$ million 3Q24 Volume Exchange rate Others Total variation 3Q25 C1 cash costs 1,662 137 16 6 159 1,821 Freight 1,232 156 – (123) 33 1,265 Distribution costs 172 14 – 96 110 282 Royalties & others 305 26 – (26) – 305 Total costs before depreciation and amortization 3,371 333 16 (47) 302 3,673 Depreciation 345 29 3 11 43 388 Total 3,716 362 19 (36) 345 4,061 Cash cost and freight 0 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y 0 C1 cash cost (US$ million) 0 C1 cash cost, including third-party purchase costs (A) 1,821 1,662 10% 1,781 2% 5,003 5,043 -1% 0 Third-party purchase cost adjustment¹ (B) 438 377 16% 458 -4% 1,236 1,132 9% 0 C1 cash cost, ex-third-party purchase costs (C = A – B) 1,383 1,285 8% 1,323 5% 3,768 3,911 -4% 0 Sales volumes (Mt) 0 Volume sold² (D) 75.0 69.3 8% 67.7 11% 199.5 190.4 5% 0 Volume sold from third-party purchases (E) 8.2 7.1 15% 8.1 1% 22.6 19.9 14% 0 Volume sold from own operations (F = D – E) 66.8 62.2 7% 59.5 12% 176.9 170.5 4% 0 C1 cash cost², FOB (US$/t) 0 C1 cash cost, ex-third-party purchase costs (C/F) 20.7 20.6 0% 22.2 -7% 21.3 22.9 -7% 0 Average third-party purchase C1 cash cost (B/E) 53.4 52.9 1% 56.3 -5% 54.8 56.9 -4% 0 Iron ore cash cost (A/D) 24.3 24.0 1% 26.3 -8% 25.1 26.5 -5% 0 Freight 0 Maritime freight costs (G) 1,265 1,232 3% 1,096 15% 3,307 3,207 3% 0 CFR sales (%) (H) 90% 86% 4 p.p. 88% 2 p.p. 89% 85% 4 p.p. 0 Volume CFR (Mt) (I = D x H) 67.3 59.8 13% 59.8 13% 170.0 162.8 4 % Freight unit cost (US$/t) (G/I) 18.8 20.6 -9% 18.3 3% 18.6 19.7 -6% 1 Includes logistics costs related to third-party purchases. 2 Excludes ROM, royalties and distribution costs. Expenses 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y SG&A 12 13 -8% 11 9% 37 63 -41 % R&D 70 76 -8% 66 6% 181 228 -21 % Pre-operating and stoppage expenses 31 58 -47% 35 -11% 124 162 -23 % Other expenses 8 2 300% (4) n.a. (6) 57 n.a. Total expenses 121 149 -19% 108 12% 336 510 -34% Annexes – 33 – Iron Ore Solutions: Project Details Growth projects Capex 3Q25 Financial Progress¹ Physical Progress Comments Serra Sul +20 Capacity: 20 Mtpy Start-up: 2H26 Capex: US$ 2,844 MM 111 61% 80% The mine work has been concluded and its assets incorporated in the Serra Sul Operating license. Assembly of the long-distance conveyor belt is 91% concluded. At the plant, assembly of the secondary crusher and other buildings continue to advance. Sustaining projects Capex 3Q25 Financial Progress¹ Physical Progress Comments Compact Crushing S11D Capacity: 50 Mtpy Start-up: 2H26 Capex: US$ 755 MM 53 65% 83% Construction of the primary crusher is 82% complete and the secondary crusher is 71% complete. 1 CAPEX disbursement until end of 3Q25 vs. CAPEX expected. Projects under evaluation Apolo Capacity: 14 Mtpy Stage: FEL2 Southeastern System (Brazil) Growth project Vale’s ownership: 100% Open pit mine Briquette plants Capacity: Under evaluation Stage: 1 plant at FEL3; 5 plants at different stages of FEL Brazil and other regions Growth project Investment decision: 2025-2030 Vale’s ownership: N/A Cold agglomeration plant Itabira mines Capacity: 25 Mtpy Stage: projects at different phases of FEL1 and FEL2 Southeastern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Diverse pits and tailing and waste stockpile projects aimed at maintaining Itabira´s long-term production volumes. Mega Hubs Capacity: Under evaluation Stage: Prefeasibility Study Middle East Growth project Vale’s ownership: N/A Industrial complexes for iron ore concentration and agglomeration and production of direct reduction metallics Vale continues to advance in negotiations with world-class players and jointly study the development of Mega Hubs. S11C Capacity: Under evaluation Stage: FEL2 Northern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Serra Norte N1/N2¹ Capacity: 10 Mtpy Stage: FEL2 Northern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine 1 Project scope is under review given permitting constraints. . Annexes – 34 – Energy Transition Metals: Copper Revenues & price realization 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Volume sold Copper ('000 metric tons) 70 61 15% 66 6% 197 176 12 % Gold as by-product (‘000 oz) 104 85 22% 98 6% 297 259 15 % Silver as by-product (‘000 oz) 342 202 69% 287 19% 907 632 44 % Average prices Average LME copper price (US$/t) 9,797 9,210 6% 9,524 3% 9,556 9,131 5 % Average copper realized price (US$/t) 9,818 9,016 9% 8,985 9% 9,252 8,651 7 % Gold (US$/oz)¹ 3,706 2,591 43% 3,263 14% 3,316 2,346 41 % Silver (US$/oz) 39 30 30% 32 22% 35 27 30 % Net revenue (US$ million) Copper 688 553 24% 597 15% 1,826 1,522 20 % Gold as by-product¹ 387 221 75% 320 21% 988 607 63 % Silver as by-product 13 6 117% 9 44% 31 17 82 % Total 1,088 782 39% 926 17% 2,844 2,146 33 % PPA adjustments² (2) (22) -91% 32 n.a. 100 31 223 % Net revenue after PPA adjustments 1,086 759 43% 958 13% 2,944 2,177 35% 1 Revenues presented were adjusted to reflect the market prices of products delivered related to the streaming transactions. 2 PPA adjustments to be disclosed separately from 1Q24 onwards. On September 30th, 2025, Vale had provisionally priced copper sales from Sossego and Salobo totaling 32,345 tons valued at weighted average LME forward price of US$ 10,082/t, subject to final pricing over the following months. Breakdown of copper realized prices US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Average LME copper price 9,797 9,210 6% 9,524 3% 9,556 9,131 5 % Current period price adjustments¹ (63) 106 n.a. (73) -14% (66) (26) 154 % Copper gross realized price 9,733 9,316 4% 9,450 3% 9,491 9,105 4 % Prior period price adjustments² 221 203 9% (247) n.a. (29) 45 n.a. Copper realized price before discounts 9,954 9,518 5% 9,203 8% 9,462 9,150 3 % TC/RCs, penalties, premiums and discounts³ (136) (503) -73% (218) -38% (210) (499) -58 % Average copper realized price 9,818 9,016 9% 8,985 9% 9,252 8,651 7 % Note: Vale's copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). 1 Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. 2 Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. 3 TC/RCs, penalties, premiums, and discounts for intermediate products. Annexes – 35 – Energy Transition Metals: Nickel Revenues & price realization 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Volume sold ('000 metric tons) Nickel 43 41 5% 41 5% 123 108 14 % Copper 20 14 43% 23 -13% 64 52 23 % Gold as by-product ('000 oz) 9 4 125% 11 -18% 29 25 16 % Silver as by-product ('000 oz) 245 209 17% 286 -14% 825 660 25 % PGMs ('000 oz) 43 42 2% 57 -25% 156 152 3 % Cobalt (metric ton) 908 464 96% 667 36% 2,256 1,249 81 % Average realized prices (US$/t) Nickel 15,445 17,012 -9% 15,800 -2% 15,773 17,478 -10 % Copper 9,114 9,187 -1% 8,693 5% 8,588 8,503 1 % Gold (US$/oz) 3,488 2,748 27% 3,429 2% 3,329 2,305 44 % Silver (US$/oz) 42 31 35% 35 20% 36 27 33 % Cobalt 39,572 23,850 66% 36,692 8% 34,756 27,454 27 % Net revenue by product (US$ million) Nickel 663 692 -4% 657 1% 1,943 1,889 3 % Copper 180 127 42% 197 -9% 545 444 23 % Gold as by-product¹ 32 12 167% 38 -16% 97 58 67 % Silver as by-product 10 7 43% 10 0% 29 18 61 % PGMs 79 44 80% 70 13% 206 150 37 % Cobalt¹ 36 11 227% 24 50% 78 34 129 % Others 12 9 33% 12 0% 33 24 38 % Total 1,012 902 12% 1,008 0% 2,931 2,616 12 % PPA adjustments² (2) 2 n.a. 4 n.a. 60 3 n.a. Net revenue after PPA adjustments 1,010 904 12% 1,012 0% 2,991 2,619 14% 1 Revenues presented above were adjusted to reflect the market prices of products delivered related to the streaming transactions. 2 PPA adjustments started to disclose separately in 1Q24. Breakdown of nickel volumes sold, realized price and premium 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Volumes (kt) Upper Class I nickel 23.3 22.8 2% 23.0 1% 69.5 62.7 11% - of which: EV Battery 2.7 1.0 170% 3.0 -10% 7.7 2.6 196 % Lower Class I nickel 7.4 6.9 7% 7.0 6% 21.4 14.3 50 % Class II nickel 11.7 10.3 14% 10.0 17% 31.0 21.3 46 % Intermediates 0.5 0.7 -29% – n.a. 1.3 9.9 -87 % Total 42.9 40.7 5% 41.0 5% 123.1 108.1 14 % Nickel realized price (US$/t) LME average nickel price 15,015 16,259 -8% 15,171 -1% 15,251 17,072 -11 % Average nickel realized price 15,445 17,012 -9% 15,800 -2% 15,773 17,478 -10 % Contribution to the nickel realized price by category: Nickel average aggregate premium/(discount) 444 571 -22% 414 7% 467 474 -1 % Other timing and pricing adjustments contributions¹ (14) 182 n.a. 214 n.a. 56 (68) n.a. 1 Comprises (i) the realized quotational period effects (based on sales distribution in the prior three months, as well as the differences between the LME price at the moment of sale and the LME average price), with a negative impact of US$ 61/t and (ii) fixed-price sales, with a positive impact of US$47/t. Product type by operation % of sales North Atlantic¹ Matsusaka Onça Puma Upper Class I 72.3 – – Lower Class I 22.9 – – Class II 3.6 99.3 99.2 Intermediates 1.3 0.7 0.8 1 Comprises Sudbury, Clydach and Long Harbour refineries. Annexes – 36 – Energy Transition Metals: Projects Details Sustaining projects Capex 3Q25 Financial progress¹ Physical progress Comments Bacaba Capacity: 50 ktpy Start-up: 1H28 Capex: US$ 290 MM 0 0% 0% Completion of initial bridge beams and major vegetation suppression. 1 CAPEX disbursement until end of 3Q25 vs. CAPEX expected. Projects under evaluation Copper Alemão Capacity: 60 -70 ktpy Stage: FEL3 Carajás, Brazil Growth project Investment decision: 2026 Vale Base Metals ownership: 100% Underground mine 115 kozpy Au as by-product South Hub extension (118 / Cristalino) Capacity: 60-70 ktpy Stage: FEL2-FEL3 Carajás, Brazil Replacement project Vale Base Metals ownership: 100% Development of mines to feed Sossego mill Victor Capacity: 20 ktpy Stage: FEL3 Ontario, Canada Replacement project Investment decision: 2026 Vale’s ownership: N/A Underground mine 5 ktpy Ni as co-product; JV partnership under discussion Hu’u Capacity: 300-350 ktpy Stage: FEL2 Dompu, Indonesia Growth project 200 kozpy Au as by-product Vale's ownership: 80% Underground block cave Paulo Afonso (North Hub) Capacity: 70-100 ktpy Stage: FEL2 Carajás, Brazil Growth project Vale Base Metals ownership: 100% Mines and Processing plant Salobo Expansion Capacity: 20-30 ktpy Stage: FEL2 Carajás, Brazil Growth project Investment decision: 2026-2027 Vale Base Metals ownership: 100% Processing plant Nickel CCM Pit Capacity: 12-15 ktpy Stage: FEL3 Ontario, Canada Replacement project Investment decision: 2026-2027 Vale Base Metals ownership: 100% Open pit mine 7-9 ktpy Cu as by-product CCM Ph. 3 Capacity: 5-10 ktpy Stage: FEL3 Ontario, Canada Replacement project Investment decision: 2025 Vale Base Metals ownership: 100% Underground mine 7-13 ktpy Cu as by-product CCM Ph. 4 Capacity: 7-12 ktpy Stage: FEL2 Ontario, Canada Replacement project 7-12 ktpy Cu as by-product Vale Base Metals ownership: 100% Underground mine Nickel Sulphate Plant¹ Capacity: ~25 ktpy Stage: project canceled Quebec, Canada Growth project Vale Base Metals ownership: N/A ¹ Due to changing market conditions, GM has decided to retime its Ultium CAM project in Bécancour, Quebec. Consequently, Vale Base Metals will no longer proceed with its plans to build a nickel sulphate plant in the same location. This cancellation does not affect our production targets, market guidance, or capex. No land was acquired nor staff hired for the project. Vale Base Metals is currently working with the Government of Canada to determine next steps regarding funds already disbursed under the Strategic Innovation Fund loan. Annexes – 37 – Annex 4: Brumadinho, Samarco & Dam Decharacterization Brumadinho & Dam decharacterization US$ million Provisions balance 30Jun25 EBITDA impact² Payments FX and other adjustments³ Provisions balance 30Sep25 Decharacterization 2,367 (53) (110) 102 2,306 Agreements & donations¹ 2,129 5 (306) 132 1,960 Total Provisions 4,496 (48) (416) 234 4,266 Incurred Expenses 73 (73) – Total 4,496 25 (489) 234 4,266 1 Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. 2 Includes the revision of estimates for provisions and incurred expenses, including discount rate effect. 3 Includes foreign exchange, present value and other adjustments. Impact of Brumadinho and Decharacterization from 2019 to 3Q25 US$ million EBITDA impact Payments FX and other adjustments² Provisions balance 30sep2025 Decharacterization 4,867 (2,401) (160) 2,306 Agreements & donations¹ 9,289 (7,835) 506 1,960 Total Provisions 14,156 (10,236) 346 4,266 Incurred expenses 3,570 (3,570) – – Others 180 (178) (2) – Total 17,906 (13,984) 344 4,266 ¹ Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. ² Includes foreign exchange, present value and other adjustments. Cash outflow of Brumadinho commitments (included in the expanded net debt)1 2 US$ billion Disbursed from 2019 to 3Q25 4Q25 2026 2027 Yearly average 2028-2031 Integral Reparation Agreement & other reparation provisions (7.8) 0.4 0.8 0.5 0.2 1 Estimate cash outflow for 2025-2031 period, given BRL-USD exchange rates of 5.3186. 2 Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. Cash outflow of Samarco commitments (included in the expanded net debt)1 Already disbursed 4Q25 2026 2027 2028 2029 2030 Yearly average 2031-2043 Mariana reparation – 100% 69.9 4.7 9.9 6.1 5.5 5.4 6.1 5.1 Vale’s contribution (R$ billion) 1.9 4.9 3.0 2.0 1.8 1.5 – Vale’s contribution (US$ billion)² 0.4 0.9 0.6 0.4 0.3 0.3 – 1 Amounts stated in real terms. 2 BRL-USD exchange final rate of September 30, 2025 of 5.3186. Cash outflow of decharacterization and incurred expenses (not included in the expanded net debt)1 2 US$ billion Disbursed from 2019 to 3Q25 4Q25 2026 2027 Yearly average 2028-2035 Decharacterization (2.4) 0.1 0.5 0.5 0.2³ Incurred expenses (3.6) 0.1 0.3 0.3 0.24 Total (6.0) 0.2 0.8 0.8 – 1 Estimate cash outflow for 2025-2035 period, given BRL-USD exchange rates of 5.3186. 2 Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. 3 Estimate annual average cash flow for Decharacterization provisions in the 2028-2035 period is US$ 243 million per year. 4 Disbursements related to incurred expenses ending in 2030.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 30, 2025		Director of Investor Relations